As filed with the Securities and Exchange Commission on December 9, 2010
 Registration No. 33-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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HEALTH DISCOVERY CORPORATION
(Exact name of registrant as specified in its charter)

Georgia	74-3002154
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

(address, including zip code, of principal executive offices)
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Tobin Option Agreement
(Full title of the plan)
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Stephen D. Barnhill, M.D.
Chief Executive Officer
Health Discovery Corporation
2 East Bryan Street, Suite 502
Savannah, GA  31401
(912) 443-1987
(Name, address and telephone number, including area code, of agent for service)
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Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

Daniel B. Nunn, Jr.
Fowler White Boggs P.A.
50 N. Laura Street, Suite 2800
Jacksonville, FL  32202
(904) 598-3118
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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                                                Accelerated filer ☐

Non-accelerated filer ☐                                                                  Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value, to be issued upon exercise of options exercisable at $0.08 per share	4,500,000 shares	$0.08	$360,000	$25.67

(1)
In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of additional shares as may become issuable under the plan in the event of a share split, share dividend, split-up, recapitalization or other similar event.

(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

The following documents heretofore filed by Health Discovery Corporation (the "Company") with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated herein by reference as of their respective dates:

(1)	The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(2)
All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Annual Report on Form 10-K referred to in paragraph (1) above; including the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended  March 31, 2010, June 30, 2010, and September 30, 2010.

In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be a part thereof from the date of filing of such documents.

Item 4.  Description of Securities.

The following information concerning our capital stock summarizes certain provisions of our Articles of Incorporation, commonly referred to as our Charter, and Bylaws, as well as certain statutes regulating the rights of holders of our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of the Charter, the Bylaws and the Georgia Business Corporation Code.

Common Stock

General.    We are authorized to issue 300,000,000 shares of common stock, no par value.  As of December 9, 2010, there were 229,475,747 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of shareholders. Subject to any preferences for preferred shares then outstanding, they are also entitled to dividends declared by the directors out of funds legally available for payment of dividends. Holders of the common stock do not have any cumulative voting rights or any preemptive or similar rights.

Asessment and Redemption.    The shares of common stock presently outstanding are, and the shares that will be issued in connection with this offering will be, fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.

Liquidation Rights.    In the event of our liquidation, dissolution or winding up, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of preferred stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities or after adequate provision is made therefor and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Our Transfer Agent is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Denver, Colorado 80209; telephone (303) 282-4800.

Preferred Stock

We are authorized to issue 30,000,000 shares of preferred stock.  The Board of Directors has the authority to issue classes or series of preferred stock in the future having designations, rights, preferences and relative, participating, option or other special rights of the shares of each such class or series, including such things as voting rights, dividend rights, redemption rights, and other restrictions and features.  In November of 2007, the Company issued 7,437,184 shares of Series A Preferred Stock in a conversion of $594,975 of secured debt to equity.  On November 4, 2009, as a result of the trading value of the Common Stock exceeding $0.12 per share for a period of 30 consecutive calendar days, all shares of Series A Preferred Stock converted by its terms into 7,437,184 shares of Common Stock.

During the first quarter of 2009 the Board of Directors authorized the designation of Series B Preferred Stock. The number of shares originally constituting the Series B Preferred Stock was 13,750,000, however, during the fourth quarter of 2009 the Board of Directors authorized the increase in the number of shares constituting the Series B Preferred Stock to 20,625,000. The Company sold to individual investors a total of 19,402,675 shares of Series B Preferred Stock for $1,490,015, net of associated expenses, in 2009.  The Series B Preferred Stock has not been registered under either federal or state securities laws and must be held until a registration statement covering such securities is declared effective by the Securities and Exchange Commission or an applicable exemption applies.

The Series B Preferred Stock may be converted into Common Stock of the Company at the option of the holder, without the payment of additional consideration by the holder, so long as the Company has a sufficient number of authorized shares to allow for the exercise of all of its outstanding warrants and options. The Shares of Series B Preferred Stock must be converted into Common Stock of the Company upon the demand by the Company after the fifth anniversary of the date of issuance.

The Series B Preferred Stock  accrues dividends at the rate of 10% of the Series B Original Issue Price per year, which shall be satisfied by the fifth anniversary of the issuance of such shares of the Series B Preferred Stock (the “Original Issue Date”) by the Company’s issuance of the number of shares of Common Stock equal to such accrued dividends divided by the average closing price of the Company’s Common Stock as reported on the Over-the-Counter-Bulletin Board or other exchange on which the Company’s Common Stock trades during the prior ten business days or by the payment of cash, as the Company may determine in its sole discretion. Dividends in the amount of $156,120 have been accrued for Series B Preferred stock as of September 30, 2010.

Subject to the limitations set forth in the Amended and Restated Articles of Amendment to Articles of Incorporation and applicable law, as long as the Series B Preferred Stock remain outstanding, the Company pay the holders of the Series B Preferred Stock a special dividend equal to 15% of Company Net Revenue collected beginning with the Original Issue Date and ending on the date the Series B Preferred Stock cease to be outstanding (the “Cash Bonus”).  Company Net Revenue will include, but not be limited to, revenue derived from development fees, license fees and royalties paid to the Company and revenue collected as a result of the sale of any asset of the Company or distributions from SVM Capital, LLC (each a “Revenue Contract”), reduced by the amount of any out-of-pocket costs or expenses that are directly related to obtaining, negotiating or documenting the Revenue Contracts and the performance of such Revenue Contracts, but shall not include the proceeds of any capital infusions from the exercise of outstanding options or warrants or as a result of any capital raise undertaken by the Company.  At any time following the Original Issue Date, the Company may satisfy the special dividend right in its entirety if the aggregate payments made to the Series B Holders is equal to that value which provides an internal annual rate of return of twenty percent (20%) on the Series B Preferred Stock.  The maximum Cash Bonus to be paid each year shall be the aggregate Series B Original Issue Price, and no amounts in excess of such amount shall accrue or carry-over to subsequent years.

No dividend payment will be made if, after the payment of such dividend, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved, to satisfy the preferential rights upon the dissolution to shareholders whose preferential rights are superior to those receiving the dividend.

Any amendment to the Charter authorizing an increase in the number of authorized shares of preferred stock will require the prior approval of the holders of a majority of our common stock, Series A Preferred Stock, and Series B Preferred Stock then issued and outstanding. Although we do not have any present plans to issue any additional preferred stock, the ownership and control of Health Discovery Corporation by the holders of our common stock and Series A Preferred Stock would be diluted if we were to issue additional preferred stock that had voting rights.

Certain Takeover Considerations

If the Company were to pursue a merger or share exchange of the Company with or into any other corporation, or any sale, lease, exchange or other disposition of all or substantially all of the assets of the Company to any other corporation, person or other entity, the Articles of Incorporation of the Company require that the Board of Directors recommend the plan of merger, plan of conversion or share exchange to the shareholders, unless the Board of Directors elects, because of conflict of interest or other special circumstances, to make no recommendation to the shareholder, and that two-thirds of all of the votes entitled to be cast on the plan approve such plan.

Change in Number of Directors.  Our bylaws provide that any change in the number of directors requires the affirmative vote of at least a majority of the entire Board of Directors or the affirmative vote of the holders of at least a majority of the outstanding shares of common stock.

Item 5.  Interests of Named Experts and Counsel.

Not applicable.

Item 6.  Indemnification of Directors and Officers.

Our articles of incorporation provide that we will indemnify, to the fullest extent permitted by the Georgia Business Corporation Code, our directors and officers against expenses and liabilities arising from such director or officer being named as an individual party to a proceeding by reason of having served in the role of director or officer.  Our bylaws provide that advances against expenses shall be made so long as the person seeking indemnification gives the Company a written affirmation that he or she in good faith believes that he or she has met the standard of conduct for indemnification and agrees to refund the advances if it is ultimately determined that he or she is not entitled to indemnification. A determination of whether indemnification of a director or officer is proper because he or she met the applicable standard of conduct shall be made (1) by our board of directors or a committee duly designated thereby, (2) in particular circumstances, by independent legal counsel in a written opinion or (3) by the affirmative vote of a majority of the shares entitled to vote.

In addition, Article 7 of our articles of incorporation, subject to limited exceptions, eliminates the potential personal liability of a director for monetary damages to Health Discovery Corporation and to our shareholders for breach of duty as a director, except for liability for (1) breach of duty involving appropriation of business opportunity of Health Discovery Corporation, (2) an act of omission not in good faith or involving intentional misconduct or a knowing violation of law, (3) a transaction from which the director derives an improper material tangible personal benefit or (4) the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with unlawful distributions of corporate assets to shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 7.  Exemption from Registration Claimed.

Not applicable.

Item 8.  Exhibits

The following documents are filed as exhibits to this Registration Statement:

4.1	Copy of Specimen Certificate for shares of common stock. Registrant incorporates by reference Exhibit 4.1 to Registration Statement on Form SB-2, filed June 4, 2001.

4.1(a)	Copy of Specimen Certificate for shares of common stock. Registrant incorporates by reference Exhibit 4.1 (b) to Form 10-KSB, filed March 30, 2004.

4.1(b)	Copy of Specimen Certificate for shares of Series A Preferred Stock. Registrant incorporates by reference Exhibit 4.1(b) to Form 10-K filed March 31, 2008.

4.4 (c)	Copy of Specimen Certificate for shares of Series B Preferred Stock. Registrant incorporates by reference Exhibit 4.1(c) to Form 10-K filed March 31, 2009.

5.1	Opinion of Fowler White Boggs P.A., as to the legality of the securities being registered.

23.1	Consent of Fowler White Boggs P.A. (appears in its opinion filed as Exhibit 5.1).

23.2	Consent of Hancock Askew & Co. LLP.

Item 9.  Undertakings.

(a)  The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereof.

(3)	To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Savannah, State of Georgia, on December 9, 2010.

HEALTH DISCOVERY CORPORATION

By: /s/ Stephen D. Barnhill
Stephen D. Barnhill, M.D.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen D. Barnhill Stephen D. Barnhill, M.D.	Chairman and Chief Executive Officer	December 9, 2010
/s/ Thomas L. Gallagher Thomas L. Gallagher	President, Chief Operating Officer, General Counsel, and Principal Financial Officer	December 9, 2010
/s/ Curtis G. Anderson Curtis G. Anderson	Director	December 9, 2010
/s/ D. Paul Graham D. Paul Graham	Director	December 9, 2010
/s/ Joseph McKenzie Joseph McKenzie, D.V.M.	Director	December 9, 2010